November 8, 2007

Brian Cascio Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0360
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated September 11, 2007, regarding Data I/O Corporation

Form 10-K for the year ended December 31, 2006, Filed April 2, 2007

Forms 10-Q for the period ended June 30, 2007 File No. 000-10394

Dear Mr. Cascio:

This letter responds to the staff’s comments set forth in the letter of September 11, 2007 regarding the above-referenced reports. For your convenience, we have included the staff’s comments below and have numbered our responses accordingly.

In some of the responses, Data I/O has agreed to change or supplement the disclosures in its future filings for periods ending after September 30, 2007. It is doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because Data I/O believes its prior filing is materially deficient or inaccurate. Data I/O has also indicated in some responses that it believes no change in disclosure is appropriate, and has explained why.

We have discussed the staff’s comments with Data I/O, and Data I/O has requested that we convey its responses to you as follows:

Form 10-K for the year ended December 31, 2006

Item 7.Managements Discussion and Analysis of Financial Condition and Results of Operations, page 17

Aggregate Contractual obligations and Commitments, Page 24

Staff Comment No. 1.

Please revise future filings to include capital lease obligations in the contractual obligations table as of December 31, 2006 or tell us why you are not required to do so. Refer to Item 303 of Regulations S-K.

The Company’s Response:

The exclusion of the capital lease obligations was an unintentional error in our preparation of the contractual obligation table. As you may have noted, the relevant information was included in our debt disclosures. The capital lease obligations will be included in the contractual obligations table in future filings.

Brian Cascio, Division of Finance, S.E.C.

November 8, 2007

Consolidated Statement of Cash Flows, page 29

Staff Comment No. 2.

We see that during each year presented equipment was transferred to cost of goods sold. Please tell us the nature of the equipment and the circumstances that resulted in the transfer to cost of goods sold. Please also explain your accounting for the transfer.

The Company’s Response:

The equipment transferred was our standard products that had been placed in use and depreciated by the company in one of the following areas: service loaners, rental or test units; engineering test units; or sales demonstration equipment. The product units were taken out of service from their internal use, made available for sale, and sold by our regular sales channels as used equipment inventory. These product units often involve refurbishing, provision of an equipment warranty, and were conducted as sales in our normal and ordinary course of business. The transfer amount is the product unit’s net book value and the sale transaction is accounted for as revenue and cost of goods sold.

Note 1. Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 33

Staff Comment No. 3.

We see that your revenue recognition policies were changed in the third quarter of 2005 such that you began recognizing revenue for certain products at the time of shipment. You disclose that you changed the accounting after determining that the equipment had reached a point of maturity and stability such that product acceptance could be assured by testing at the factory prior to shipment and that the installation could be considered a separate element. Please tell us the evidence that you considered in determining that product acceptance could be assured by testing at the factory. Tell us how you demonstrated that performance of the equipment, once installed and operated at the customer’s facility, would not be different from that tested prior to shipment. We reference SAB Topic 13 (A)(3)(b).

The Company’s Response:

The Company’s revenue recognition policy was changed for our sales of automated programming systems. Our sales are typically sold ExWorks from our factory and have no customer acceptance provision. These systems are standard products with published product specifications and are configurable with standard options. Our PS family of automated programming systems are stand alone pieces of equipment and not attached or integrated with the customer’s other factory equipment. Our ProLINE RoadRunner family of automated systems connects to an assembly line like a parts feeder using the standard feeder connections on the SMT assembly line. Our situation is similar to the revenue recognition referenced in SAB Topic 13 (A)(3)(b) Question #1 Interpretive Response (b) with our 30 day return for any reason policy and (c) with our warranty provisions for our product specifications.

Brian Cascio, Division of Finance, S.E.C.

November 8, 2007

During the third quarter of 2005, management evaluated our automated product lines, and as discussed in our forms 10-Q and 10-K, determined that our products had reached a point of maturity and stability such that product acceptance could be assured by testing at the factory prior to shipment and that the installation could be considered a separate element. The evidence this evaluation was based upon included having established standardized factory production of the units, results from batteries of tests of product performance to our published specifications, quality inspections and installation standardization, as well as past product operation validation with customers and the history provided by our installed base of products the current versions were based upon.

Our factory testing is done in factory conditions typical of our customers. We have extensive experience with the operation of many versions of these products (since 1999 for the PS family and 2000 for the ProLINE RoadRunner family,) which validates the performance of the equipment once installed at the customer’s site was not different from the factory tested performance. We have in place test procedures to verify that the machines perform according to our published specifications and tests the customer’s specific configuration and sample devices in the factory. Finally, our experience has been that product returns of our automated systems are rare.

Staff Comment No. 4.

As a related matter, we see that you consider the product and installation as separate units of accounting under EITF 00-21. In your response and in future filings, please clarify how objective and reliable standalone (not including installation) fair value of the product is derived considering that products such as the ProLine RR are unique in the marketplace.

The Company’s Response:

The Company measures the standalone fair value of the product versus the service installation value component by the amount it pays to independent representative service groups or the amount of additional discount given to independent distributors to provide the service installation (published price). Future filings will include this disclosure.

Staff Comment No. 5.

We reference your disclosure that reserves for sales returns are established based on historical return data and estimates for new items. In your response and in future filings, please disclose the terms of your sales return policy. Please address how your accounting complies with SFAS 48, including how you can make a reasonable estimate of the amount of future returns for new items. In addition, please tell us and disclose any changes in estimate that resulted in a decrease to sales return allowances from 2004 to 2006 while sales were increasing during the same period.

The Company’s Response:

The Company has a stated return policy that customers can return standard products for any reason within 30 days after delivery provided that the returned product is received in its original condition, including all packaging materials, for a refund of the price paid less a restocking charge of 30% of the total amount invoiced for the product returned, unless such restocking charge is waived in writing by Data I/O.

Brian Cascio, Division of Finance, S.E.C.

November 8, 2007

In practice typical of our industry, the Company at its discretion, accepts additional returns and waives restocking fees when customer situations merit this accommodation. For our major automation products returns are rare.

In accordance with SFAS 48 provisions for revenue recognition, the price is fixed or determinable at the date of the sale. The buyer has paid or is obligated to pay and the obligation is not contingent on resale of the product. The buyer’s obligation would not be changed in the even of theft, physical destruction or damage to the product. The buyer acquiring the product for resale has economic substance apart from the Company. The Company does not have significant obligations for future performance to directly bring about the resale of the product by the buyer. The estimates are able to be reasonably made under SFAS 5 for future returns of new items, as our products typically build upon each other with shared core technologies, use off-the-shelf subsystems, and share similar applications with a wide variety of customers. For all automated systems, testing of the customer’s specific configuration and sample devices in the factory is performed. For non-automated systems, standard tests in our factory are performed, as well as a test with any customer’s new device support adapter.

The change in the sales allowance for returns from 2004 to 2006 relate to the history and experience of decreasing actual returns, despite increased sales, which is attributed to the business shifting to more automated products for which returns are rare, as well as quality initiatives that raised our initial delivery quality and our products maturing and gaining acceptance and a larger installed base in the market.

New Accounting Pronouncements, page 35

Staff Comment No. 6.

We see that you adopted SAB 108 during 2006 and recorded the correction of an error related to the accrual of audit fees as a cumulative effect adjustment at January 1, 2006. In future filings, please disclose when and how the error being corrected arose. Refer to Question 3 of SAB 108.

The Company’s Response:

Future filings will include this disclosure. The error existed prior to 2000 (as far back as we have records on site) and arose as the Company’s practice had been to consistently accrue the audit fees based on the year audited versus when the services were performed.

Brian Cascio, Division of Finance, S.E.C.

November 8, 2007

Note 15. Share-Based Compensation, page 40

Staff Comment No. 7.

We see that volatility used in calculating the fair value of share-based awards significantly decreased from 1.03 in 2004 to .65 in 2006. Please tell us and revise future filings to disclose the change in estimates that resulted in this variation. Additionally, we see that volatility is based on historical volatility of the company’s stock and includes consideration of implied volatility for comparable entities within your industry. Please tell us how your calculation of volatility complies with SAB Topic 14D(1).

The Company’s Response:

During the first three quarters of 2005 and prior, the Company used historical volatility over the contractual term of the option (six years) as the measure for estimating expected volatility. As such, the historical volatility included price observations during 1998 to 2005 of which included an extraordinarily volatile period in stock price. Data I/O’s stock price fluctuated from $6.44 in March 2000 to $ .54 in July 2002. The Company considers this fluctuation as atypical and not likely or rare to occur in future periods. This fluctuation resulted in variations of the option life and changes in exercise behavior of the employees. Certain options became “underwater” and remained underwater until 2005. Employees also exercised options more often as the options vested. During 2001 and 2002, the Company also experienced several considerable company-wide employee layoffs and massive restructuring also affecting the stock option exercise behavior of the employees. Data I/O’s largest customer base (about 40%) was the telecom industry and with the dot com and telecom industry collapse, Data I/O’s revenues dropped from $43 million in 2000 to $23 million in 2002. At the same time the manufacturing in the USA and Western Europe significantly shifted to low labor cost regions like China and Eastern Europe which resulted in the company shifting resources to those growing manufacturing geographies. Finally, we shifted our focus to the manufacturing solutions, especially for the wireless market, and saw our traditional engineering programmer market dramatically shrink due to technology and competition. The volatility of the company and also our stock during this period was extreme and not in our belief reasonable to use in projecting our future stock volatility.

Therefore, in accordance with SAB Topic 14D(1), exclusion of periods of historical data was considered by the Company and was adopted during the fourth quarter of 2005. The Company considers the 2002 time period due to the decrease in stock price and company massive restructuring as needing to be disregarded when estimating expected volatility and that these events are not expected to occur during the expected term of the options. By excluding the price observations in 2002 and by reducing the expected option life to better support employee behavior, the volatility measure decreased to .65 for the fourth quarter of 2005 (average was .79 for 2005) and .65 in 2006. Additionally, to validate the new calculated factor, the Company reviewed the volatility measures of other companies within our industry. Our factor was observed to be generally consistent with those at the high end of the industry groups range of volatility factors. In retrospect, we have continued to calculate the volatility for the period of the disregarded 2002 time frame and find that our volatility factor has reasonably approximated the estimated revision used at the end of 2005 and for 2006. Future filings will include expanded disclosure.

Brian Cascio, Division of Finance, S.E.C.

November 8, 2007

Form 10-Q for the period ended June 30, 2007

Condensed Consolidated Financial Statements

Staff Comment No. 8.

Please revise future filings to include a reconciliation of the beginning and ending business restructuring liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore, as required by paragraph 20 of SFAS 146.

The Company’s response:

Future filings will include this disclosure.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of our response letter. If you should have any questions regarding our response letter, please do not hesitate to contact me at (206) 903-8803 or Joel Hatlen (chief financial officer of the Company) at 425 881-6444 ext. 6816.

Sincerely,

/s/ Kimberley R. Anderson

Kimberley R. Anderson

cc:	Joel Hatlen, Data I/O Corporation

Scott Davison, Grant Thornton LLP